Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	November 8, 2010
TSX: SVM

SILVERCORP TO ACQUIRE BYP GOLD-LEAD-ZINC MINE IN HUNAN PROVINCE, CHINA

VANCOUVER, British Columbia – November 8, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce that it has signed a share purchase agreement and a Sino-Foreign cooperative joint venture contract to acquire a 70% equity interest in Yunxiang Mining Co. Ltd. (“Yunxiang”), a local private mining company in Hunan Province. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc (“Au-Pb-Zn”) Mine, located 220 km southwest, or a 3 hour drive, from Changsha, Hunan’s capital city. The cost of the share purchase and the Joint Venture capital investment is approximately US$33 million for Silvercorp.

The BYP mine has a mining permit covering 3.67 km2, a safety production permit, and a 400 tonne per day (“t/d”) floatation mill. The mine and mill has been in production since 2006 and has mined and processed about 300,000 tonnes of “lower grade” lead-zinc mineralization near the surface. No other historical mining and milling activity occurred within the mining permit area. Currently the mill is not in operation as the tailings pond is full. A new tailings facility is under construction and is expected to be completed in five months. The mine and mill are easily accessed by paved road and are serviced by the national power grid. Over 4,100 meters (m) of underground development is completed, including four declines totaling 767m and 2,010m of exploration drifts.

A geological report on the property was completed by the Chinese government geological team in 1992. Based on 36,151m of diamond drilling in 105 holes, the report defined 5.44 million tonnes of gold mineral resources grading 2.76 grams per tonne (g/t) Au, containing 482,000 ounces of in situ gold, and 3.12 million tonnes of “higher grade” lead and zinc mineral resources grading 2.45% Pb and 5.26% Zn. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and Silvercorp is not treating the historical estimates as current mineral resources and the historical estimate should not be relied upon.

Geologically, the project area is underlain by Devonian limestone, mudstone, and sandstone units that were intruded by Mesozoic granites within the prominent Central Hunan gold-tin-lead-zinc-antimony polymetallic belt. Gold mineralization up to 41m in true thickness as defined by surface drill holes occurs in the sandstone while lead and zinc mineralization zones up to 53m in true thickness are hosted in the limestones. Gold mineralization is mainly related to fine quartz veining and disseminated pyrite developed along joints and fractures in sandstones. Lead and zinc is usually very fine-grained and is associated with silicification and pyrite in limestone. Gold, lead and zinc mineralization zones appears from surface to a depth of about 350m based on the deepest drill holes. As drilling to date has been widely spaced (100m to 400m between holes) it is possible that additional mineralization will be proven through future extensive exploration of underground tunneling and closely spaced diamond drilling, as the recent underground tunnels have intercepted several new gold and lead-zinc mineralization zones.

At present, gold mineralization is accessible by underground tunnels at the 252m elevation, about 100m from surface. As part of the due diligence review, extensive gold mineralization defined by previous drilling has been confirmed by Silvercorp geologists who carried out a systematic channel sampling program in four newly developed underground tunnels that cross-cut through the #3 gold ore (see table below).

Underground Channel samples by Silvercorp

Tunnel	Tunnel cross-cut interval (meters)	Gold grade (g/t)
CM 16-17	33	2.79
CM17	72	5.75	including 15.08 g/t over 12 meters
CM17-18	90	4.83	including 14.13 g/t over 9 meters
CM18	99	2.42	including 7.67 g/t over 6 meters

Silvercorp has used a metallurgical laboratory in Changsha City to conduct metallurgical tests on gold and lead-zinc mineralization from the BYP mine. The preliminary test results and previous production records show that gold can be recovered at about 90% recovery rate by conventional floatation to produce a gold-sulfide concentrate. Lead and zinc can also be recovered by conventional floatation with 80% lead and 90% zinc recoveries. Within 200 km there are one gold and seven lead and zinc smelters with ample capacity ready to take these concentrates.

Once the transaction is completed, Silvercorp, through Yunxiang, intends to utilize the existing 400 t/d floatation mill to mine and process the gold mineralizations starting from fiscal 2012. Concurrently, Silvercorp will expand the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 then to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014. Silvercorp will carry out an extensive exploration program to upgrade and expand the current resources. Silvercorp will also complete a NI 43-101 report on the project and engage a Chinese engineering firm to design a full plan for mining development. A feasibility study has not been completed and there is no certainty the proposed operation will be economically viable.

This acquisition marks another significant step for Silvercorp’s growth in China, allowing Silvercorp to establish a third production base in a prominent polymetallic belt with a mixed production of precious and base metals. The acquisition fits Silvercorp’s strategy of acquiring precious metal projects that can generate healthy cash flows before the project is fully explored and developed, so that further resource expansion and production growth can be financed by internal cash flow. This will also enable Silvercorp to further establish its reputation as an efficient producer and enhance its ability to consolidate other producing mines and exploration projects in the region.

This acquisition is subject to approvals by necessary regulatory agents, including Chinese military clearance. This transaction is expected to be closed before March 31, 2011.

Myles Gao, P. Geo, is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The company is applying for a mining permit for its GC silver-lead-zinc mine in the Guangdong Province to establish the second production base. In Canada, Silvercorp is in preparation of applying for a Small Mine permit for the Silvertip high grade silver-lea-zinc mine project in northern British Columbia to provide further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.